BRADLEY WOODS & CO. LTD.
STATEMENT OF FINANCIAL CONDITION
FEBRUARY 28, 2021

BRADLEY WOODS & CO. LTD.

STATEMENT OF FINANCIAL CONDITION

FEBRUARY 28, 2021

FILED PURSUANT TO RULE 17a-5(e)(3)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS A PUBLIC DOCUMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28862

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/20 (MM/DD/YY) AND ENDING 02/28/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bradley Woods & Co. Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 Third Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Ripp, 212-826-9191

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP

(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Fl	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Ripp _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Bradley Woods & Co. Ltd. _____ , as

of February 28 _____ , 20 21 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

> LOREN MICHAEL OSBOURNE
> Notary Public - State of New York
> NO. 01OS6373312
> Qualified in New York County
> My Commission Expires Apr 9, 2022

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*







RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Bradley Woods & Co. Ltd.
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bradley Woods & Co. Ltd., as of February 28, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Bradley Woods & Co. Ltd. as of February 28, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Bradley Woods & Co. Ltd.'s management. Our responsibility is to express an opinion on Bradley Woods & Co. Ltd.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bradley Woods & Co. Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as Bradley Woods & Co. Ltd.'s auditor since 2015.
New York, New York
May 27, 2021

BRADLEY WOODS & CO. LTD.
STATEMENT OF FINANCIAL CONDITION
FEBRUARY 28, 2021

ASSETS

Cash and cash equivalents	$ 1,057,415
Due from clearing broker	5,167
Equipment, net	132
Prepaid and other assets	21,082
TOTAL ASSETS	$ 1,083,796

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$ 641,286
Payable to Retirement Plan	285,013
Total Liabilities	926,299

Stockholders' Equity:

Preferred stock - $0.01 par value - 50 shares authorized, 50 shares issued and outstanding	1
Common stock - $0.01 par value - 9,950 shares authorized, 1,000 shares issued and outstanding	10
Additional paid-in capital	253,625
Accumulated deficit	(96,139)
Total Stockholders' Equity	157,497
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,083,796

The accompanying notes are an integral part of these financial statements.

BRADLEY WOODS & CO. LTD.
SUPPLEMENTAL INFORMATION
EXEMPTIVE PROVISION
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FEBRUARY 28, 2021

NOTE 1.   ORGANIZATION AND BUSINESS

Bradley Woods & Co. Ltd. (the "Company") was incorporated in October 2004 under the laws of the State of Delaware. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's principal business is providing investment banking and advisory services.

The Company's business also includes the purchase and sale of securities on behalf of institutional customers as an introducing broker. All securities transactions are cleared through another broker/dealer (the "Clearing Broker") on a fully disclosed basis and, therefore, the Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii).

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments purchased with a maturity of three months or less, as well as money market mutual funds, to be cash equivalents.

b. Securities Transactions

Securities transactions and the related revenue and expenses are recorded on the trade date as if they had settled.

c) Recent Accounting Pronouncements

Effective March 1, 2020, the Company adopted ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer). The Company identified fees and other receivables as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-

effect adjustment to the opening stockholders' equity as of March 1, 2020. Accordingly, the Company recognizes no adjustment upon adoption.

d. Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

e. Tax Policies

The Company has elected to be treated as a "C" Corporation and is subject to federal, state and local income taxes. The Company complies with FASB ASC 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year.

f. Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset and the lease is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related

variable lease payments are recognized in the period in which the obligation is incurred. The Company's lease obligations are deemed to be short term.

NOTE 3.   RECEIVABLE FROM AND PAYABLE TO CLEARING BROKER

The clearing and depository operations for the Company's and customers' securities transactions are provided by a Clearing Broker pursuant to a clearance agreement. Due from Clearing Broker, if any, consists of commission revenue earned as an introducing broker for its customers, net of clearing expenses. Payable to Clearing Broker, if any, consists of unpaid clearing charges and other fees. The Company has a due from Clearing Broker reflected on the statement of financial condition at February 28, 2021 in the amount of $5,167.

NOTE 4.   EQUIPMENT

At February 28, 2021, equipment consists of the following:

Computer equipment	$ 19,334
Less: Accumulated depreciation	(19,202)
	$ 132

NOTE 5.   COMMITMENTS AND CONTINGENT LIABILITIES

As part of the Company's arrangement with its Clearing Broker, the Company is provided office space at a cost of up to $1,500 per month, which is reduced based on clearing expenses paid to the Clearing Broker. Since the clearance agreement can be cancelled with sixty days written notice, the Company has a minimum future rent commitment at February 28, 2021 of $3,000.

The Company had no equipment rental commitments, no contingent liabilities (except as described in Note 9 below) and had not been named as a defendant in any lawsuit at February 28, 2021.

NOTE 6.   CONCENTRATION

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents with quality institutions. At times, balances may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit. As

of February 28, 2021, the Company's cash balances on deposit exceeded FDIC insurance limits by approximately $570,000.

NOTE 7.   SHARES OF STOCK

Under the Second Amended and Restated Certificate of Incorporation of the Company dated May 14, 2010 (the "Certificate"), 9,950 shares of Common Stock, having a par value of $0.01 per share, were authorized. Holders of Common Stock are entitled to one vote per share. At February 28, 2021, 1,000 shares of Common Stock are issued and outstanding.

Also under the Certificate, 50 shares of Non-Convertible Preferred Stock, having a par value of $0.01 per share, were authorized. Dividends are paid at the discretion of the Board of Directors. Holders of the Preferred Stock do not have voting rights. At February 28, 2021, 50 shares of Preferred Stock are issued and outstanding and no dividends have been declared.

NOTE 8.   NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At February 28, 2021, the Company had net capital of $135,948 which was $74,195 in excess of its required net capital of $61,753. The Company's net capital ratio was 6.81 to 1.

NOTE 9.   OFF BALANCE-SHEET RISK

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments, if any, under these arrangements and has not recorded any contingent liability in its financial statements.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments

are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments, if any, under these arrangements and has not recorded any contingent liability in its financial statements.

NOTE 10.   CONTINGENCY

The World Health Organization characterized the recent outbreak of the novel coronavirus ("COVID-19") as a global pandemic on March 11, 2020. COVID-19 continues to adversely impact global and domestic commercial activity and has contributed to significant volatility in financial markets. The impact of COVID-19 on the Company's financial performance will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions. At this time, management is unable to quantify its potential effects on the operations and financial performance of the Company.

NOTE 11.   SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that occurred between March 1, 2021 and May 27, 2021, which is the date the financial statement was available to be issued, for possible disclosure and recognition in the financial statement.